UNITED STATES

SEC FILE NUMBER 1-3660

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CUSIP NUMBER 69073F 10 3

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

Form 10-K and 10-KSB Form 20-F XXXX Form 11-K Form 10-Q and Form 10-QSB Form N-SAR

For Period Ended: December 31, 1998

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

______________________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION
Owens Corning
Full Name of Registrant

Former Name if Applicable
One Owens Corning Parkway
Address of Principal Executive Office (Street and Number)
Toledo, Ohio 43659
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate)
XXX
  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  The accountant's statement or other exhibit required by Rule 12b - 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Fibreboard Corporation 401(k) Retirement Plan Form 11-K for the year ended December 31, 1998 could not be filed because the process of gathering information and preparing and compiling financial statements has required an unexpected amount of time. Additional time is required to complete the filing.

PART IV - OTHER INFORMATION
Name and telephone number of person to contact in regard to this notification
Rodney A. Nowland	419	248-7291
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

		XXX Yes	No

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		Yes	XXX No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Owens Corning
(Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date	June 30, 1999	By	/s/ Steven J. Strobel Steven J. Strobel, Vice President and Controller

  INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative"Es authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

  GENERAL INSTRUCTIONS
    This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Secretaries and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
    Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
    Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).